UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FREQUENCY ELECTRONICS, INC

Full Name of Registrant

Not Applicable

Former Name if Applicable

55 CHARLES LINDBERGH BLVD.,

Address of Principal Executive Office (Street and Number)

MITCHEL FIELD, NEW YORK 11553

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Frequency Electronics, Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2022 (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense to the Registrant. The Form 10-Q cannot be filed by the prescribed due date because additional time, resources and effort are required to complete work related to a further examination of the Registrant’s calculation and presentation of contract assets and contract liabilities in the related condensed consolidated financial statements. The Registrant will file the Form 10-Q within the 5-day extension period provided by Rule 12b-25.

The Audit Committee and the Registrant’s management have discussed these matters with its independent registered public accounting firm, BDO USA, LLP.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Steven L. Bernstein	(516)	794-4500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results for the second quarter of fiscal 2023, ended October 31, 2022, will reflect significant changes from the prior year second quarter of fiscal 2022, ended October 31, 2021. While the Registrant is still reviewing and finalizing its second quarter fiscal 2023 financial results, it is able to provide certain preliminary results. The Registrant expects to report the following for the three months ended October 31, 2022: (i) revenues of approximately $9.0 million, as compared to revenues of approximately $12.9 million for the three months ended October 31, 2021, and revenues of approximately $8.2 million for the three months ended July 31, 2022; (ii) operating loss of approximately $2.3 million, as compared to operating income of approximately $303,000 for the three months ended October 31, 2021, and operating loss of approximately $3.1 million for the three months ended July 31, 2022; and a net loss of approximately $2.3 million, as compared to a net income of approximately $497,000 for the three months ended October 31, 2021, and a net loss of approximately $3.1 million for the three months ended July 31, 2022.

Additionally, the Registrant expects to report consolidated funded backlog of approximately $56 million as of October 31, 2022, as compared to approximately $40 million as of April 30, 2022 and as of July 31, 2022.

These are preliminary results based on current expectations and are still under review and subject to change. Actual results may differ.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Registrant’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Registrant. Such forward-looking statements include statements regarding the anticipated timing of announcement of the Registrant’s financial results for fiscal quarter ended October 31, 2022 and the Registrant’s expectations with respect to its results of operations for the fiscal quarter ended October 31, 2022. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risk factors affecting the Registrant are discussed in detail in the Registrant’s filings with the SEC. The Registrant undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Frequency Electronics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 16, 2022	By	/s/ Steven L. Bernstein
	Name	Steven L. Bernstein
	Title	Chief Financial Officer, Secretary and Treasurer